May 15, 2008

VIA U.S. MAIL AND FAX (702)733-5620

Robert P. Rozek
Senior Vice President and Chief Financial Officer
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109

Re: Las Vegas Sands Corp
         File No. 001-32373
         Form 10-K for Fiscal Year Ended
         December 31, 2007

Dear Mr. Rozek:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief